Exhibit (a)(5)(C)

Symphony Investors LLC Extends Tender Offer for Shares of SUPERVALU Common Stock

NEW YORK, NY - February 25, 2013 — Symphony Investors LLC (“Symphony”) announced today that Symphony has extended the expiration of its tender offer for up to 30% of the outstanding shares of common stock (the “Shares”) of SUPERVALU Inc. (the “Company”) at a purchase price of $4.00 per share, net to the seller in cash, without interest and subject to any applicable withholding tax, to 5:00 p.m., New York City time, on March 20, 2013, unless further extended in accordance with the terms of the tender offer agreement between Symphony, the Company and Cerberus Capital Management, L.P., the managing member of Symphony (“Cerberus”).

The tender offer was previously scheduled to expire at 5:00 p.m. New York City time, on February 25, 2013.  Except for the extension of the expiration date, all other terms and conditions of the tender offer remain the same.

The depositary for the tender offer has advised Symphony that as of 5:00 p.m., New York City time, on February 25, 2013, approximately 89,413,596 Shares had been tendered and not withdrawn pursuant to the tender offer.  The tendered Shares represent approximately 42% of the outstanding Shares.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell any Shares.  This communication is for informational purpose only.  The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction.  Symphony and Cerberus have filed a tender offer statement on Schedule TO, as amended, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (“SEC”). The offer to purchase Shares is only being made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such tender offer statement.  The Company has filed a statement on Schedule 14D-9 with respect to the tender offer.  Stockholders should read those materials carefully because they contain important information, including the various terms and conditions of the tender offer. Stockholders of the Company may obtain a free copy of these documents and other documents filed by Symphony, Cerberus and the Company with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders may obtain a free copy of these documents from Symphony by contacting Georgeson Inc., the Information Agent for the tender offer, at (866) 729-6818 or by contacting the Company’s Investor Relations department at 7075 Flying Cloud Drive, Eden Prairie, Minnesota 55344, (952) 828-4000.

About Cerberus Capital Management, L.P.

Established in 1992, Cerberus Capital Management, L.P. is one of the world’s leading private investment firms. Cerberus has more than US $20 billion under management invested in four primary strategies: distressed securities & assets; control and non-control private equity; commercial mid-market lending and real estate-related investments. From its headquarters in New York City and large network of affiliate and advisory offices in the US, Europe and Asia,

Cerberus has the on-the-ground presence to invest in multiple sectors, through multiple investment strategies in countries around the world.

Source: Symphony Investors LLC

Contact: Chris Hayden, Georgeson Inc. (212) 440-9850